Huntington Bancshares Incorporated Huntington Center 41 South High Street Columbus, Ohio 43287

Donald R. Kimble Executive Vice President and Chief Financial Officer

614.480.5240 614.480.5284 Facsimile

August 13, 2008 Via EDGAR

Christian Windsor Special Counsel Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated Form 10-K for the Fiscal Year Ended December 31, 2007 SEC File No. 000-02525
Dear Mr. Windsor:
          We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated July 29, 2008, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “Report”). For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
          In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate.
Form 10-K
Properties, page 15
1.	It appears that you have not previously filed the agreement governing the lease of your company headquarters. Please either file it as an exhibit or advise the staff as to why you believe Item 601(b)(10)(ii)(D) of Regulation S-K does not apply.

Management’s response:

In response to the Staff’s comment, please note that we have analyzed the terms of the lease for our company’s headquarters each year to assess its materiality under Item 601(b)(10)(ii)(D) of Regulation S-K. Our headquarters serves as the offices of our corporate staff and our central Ohio regional bank executive. Future minimum rental payments required under the lease of our company’s headquarters was $9.1 million per year through 2015, compared with net occupancy expense of $99.4 million and total non-interest expense of $1.3 billion for 2007. Further, there is replacement office space at comparable prices in downtown Columbus, Ohio, if the headquarters lease was terminated prior to its stated term. For these reasons, we have concluded that the company’s headquarters lease is not material from both a financial and operational standpoint and, thus, need not be filed as an exhibit to our periodic reports.

Christian Windsor
August 13, 2008

Risk Management and Capital, page 35
2.	We note from page 37 in Table 14 that you have large concentrations of commercial real estate loans in your portfolio. Given this concentration, the increased risk associated with this type of lending and the well-publicized slowdown and stresses in the commercial real estate market in certain states (including Michigan and Ohio), please revise your future filings to provide detailed disclosure regarding your risk management practices with respect to commercial real estate lending. Please provide us with your proposed disclosure. Consider addressing the following in your revised disclosures:
•	Describe the significant terms of each type of commercial real estate loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;

•	Explain how often you obtain updated appraisals;

•	Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements;

•	Disclose the degree to which you perform portfolio-level stress tests or sensitivity analysis to quantify the impact of changing economic conditions on asset quality, earnings and capital; and

•	Disclose trends related to commercial real estate loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan losses.
Management’s response:
In response to the Staff’s comment, beginning with the filing of our third quarter Form 10-Q, we plan to add the following disclosure regarding our risk management practices with respect to commercial real estate lending:
We manage the risks inherent in the portfolio through origination policies, concentration limits, on-going loan level reviews, and continuous portfolio risk management activities. Our origination policies for commercial real estate include loan product type specific policies such as loan-to-value (LTV) and debt service coverage ratios and a pre-leasing requirement as applicable. Except for our mezzanine portfolio, we generally (a) limit our loans to 80% of the appraised value of the commercial real estate, (b) require net operating cash flows to be 125% of required interest and principal payments, and (c) if the commercial real estate is non-owner occupied, require that at least 50% of the space of the project be pre-leased. We also may require more conservative loan terms, depending on the project.
The majority of our portfolio was originated by dedicated commercial real estate professionals located in our major metropolitan areas. Appraisals from approved vendors are reviewed by an appraisal review group within Huntington to ensure the quality of the valuation used in the underwriting process. The commercial real estate portfolio is diversified by project type and loan size. This diversification is a significant piece of the credit risk management strategies employed for this portfolio. Our loan review staff provides an assessment of the quality of the underwriting and structure and confirms that an appropriate internal risk rating has been assigned to the loan.
Appraisal values are updated on an as needed basis, in conformity with regulatory requirements. Given the stressed environment for some loan types, we have initiated on-going portfolio level reviews of segments such as single family home builders. These reviews often generate an updated appraisal based on the current occupancy or sales volume associated with the project being reviewed.
At the portfolio level, we actively monitor the concentrations and performance metrics of all loan types, with a focus on higher risk segments. Macro level stress test scenarios based on home price depreciation trends for the builder

Christian Windsor
August 13, 2008

segment are embedded in our performance expectations. Table 16 provides certain performance metrics for the commercial real estate portfolio segments by state. Michigan and Ohio have experienced the most stress historically as measured by delinquency and loss rates.
Regarding the Staff’s request for disclosure about trends related to commercial real estate loans, we note the existing discussion concerning single family home builders on page 38 of our 2007 annual report. We also note the discussions about trends in home equity loans on page 39 and about trends in residential mortgage loans on page 40. As we identify trends in the future about commercial real estate loans that are reasonably likely to have a material impact on net interest income after provision for loan losses, we will make similar disclosures.
3.	We refer to your disclosure in Table 16 on page 39 concerning your commercial real estate loans by property type and borrower location. In light of the significant deterioration in the commercial real estate markets in certain geographical areas, including Michigan and Ohio, please revise future filings to disclose your credit quality indicators (e.g. charge-offs, nonperforming, accruing past due 90 days) by geographic region (state or locality) and product type (middle market commercial real estate loans and small business commercial real estate loans). Please provide us with your proposed disclosure.
Management’s response:
In response to the Staff’s comment, beginning with the filing of our third quarter Form 10-Q, we plan to add supplemental information, including charge-offs, non-accrual loans, and accruing loans past due 90 days or more, to table 16 regarding credit quality indicators with respect to commercial real estate loans:
Table 16 — Commercial Real Estate Loans by Property Type and Borrower Location

	At December 31, 2007
(in millions)	Ohio	Michigan	Pennsylvania	Indiana	West Virginia	Other	Total Amount

Retail properties	$1,217	$224	$190	$144	$21	$14	$1,810	19.7%
Single family home builders	1,053	229	101	75	31	9	1,498	16.3
Office	788	186	121	48	47	8	1,198	13.0
Multi family	851	80	93	77	32	17	1,150	12.5
Industrial and warehouse	624	209	46	57	13	11	960	10.5
Unsecured lines to real estate companies	705	95	31	10	9	2	852	9.3
Raw land and other land uses	595	62	98	44	14	1	814	8.9
Health care	208	41	53	3	4	—	309	3.4
Hotel	147	60	21	6	2	—	236	2.6
Other	265	34	21	27	9	—	356	3.9

Total	$6,453	$1,220	$775	$491	$182	$62	$9,183	100.0%

Charge-offs	$11.7	$27.4	$—	$—	$—	$—	$39.1
% of portfolio	0.18%	2.25%	—	—	—	—	0.43%

Non-accrual loans	$86.5	$59.2	$0.8	$0.2	$1.4	$0.4	$148.5
% of portfolio	1.34%	4.85%	0.10%	0.04%	0.77%	0.65%	1.62%

Accruing loans past due 90 days or more	$14.7	$6.3	$2.6	$0.4	$—	$0.5	$24.5
% of portfolio	0.23%	0.52%	0.34%	0.08%	—	0.81%	0.27%
Please note that beginning with our first quarter Form 10-Q filing, we eliminated our middle market and small business product type distinction when discussing commercial loans.

Christian Windsor
August 13, 2008

Table 21 – Summary of Allowance for Credit Losses and Related Statistics, page 45
4.	We note from your disclosure on page 23 in Table 2 that you recorded $280 million and $117 million related to the Franklin restructuring and the Franklin facility C loan, respectively. It is not clear, however, where such charge-offs are included in Table 21. Please advise in future filings to clarify.
Management’s response:
In response to the Staff’s comment, please note that the charge-offs described on page 23 totaling $397 million were reduced by the unamortized discount associated with the loan and by other amounts received from Franklin. As described on page 46, the net amount of the Franklin charge-off was $308.5 million. Within Table 21 of our 2007 Annual Report, we included footnote (1) indicating that the 2007 middle market commercial and industrial line includes charge-offs related to Franklin. Beginning with the filing of our third quarter Form 10-Q, we will add additional detail to our Franklin discussion that will clarify the composition of the charge-offs.
Credit Ratings, page 55 of the Annual Report
5.	You have included in this section the credit ratings assigned by S&P, Moody’s, and Fitch. In the future, please consider including a statement informing investors that a security rating is not a recommendation to buy, sell, or hold securities, that it may be subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating. Refer to Item 10(c)(2)(i) of Regulation S-K
Management’s response:
In response to the Staff’s comment, beginning with our second quarter Form 10-Q, we included the following language regarding credit ratings “As an investor, you should be aware that a security rating is not a recommendation to buy, sell, or hold securities, that it may be subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.”
Notes to Consolidated Financial Statements
Note 4. Investment Securities, page 87
6.	We note you recognized losses relating to Asset-backed securities that were identified as other-than-temporarily impaired of $43.3 million and $26.4 million in 2007 and 2006, respectively. Please tell us the facts and circumstances related to, and the specific distinguishing characteristics of, the securities that were other than temporarily impaired during the periods presented. Specifically highlight why certain securities were considered other that temporarily impaired while the remainder of your Asset-backed securities portfolio was not and indicate the literature that the impairments were taken under.

Christian Windsor
August 13, 2008

Management’s response:
In response to the Staff’s comment, the following summarizes the realized and unrealized gains/ (losses) in the securities portfolio at December 31, 2007 and 2006.
Beginning in late 2006, we experienced reductions in the fair values of a portion of our $159 million portfolio of Net Interest Margin (“NIM”) bonds. The NIM bonds represented repackaged beneficial interests in residual cash flows from one or more previously securitized asset backed securities transactions and were evaluated under EITF 99-20 Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets because the possibility of credit losses was not remote. Most of the securities were supported by sub-prime mortgage loans and rated BBB on average.
At December 31, 2006, we concluded that the discounted expected cash flows from the NIM bonds had declined below the amortized cost of the securities, thus indicating an expected loss of principal. As such, the bonds were marked to fair value with a $7.7 million other-than-temporary impairment charge as required by EITF 99-20. In addition, during 2006, we recorded an $18.7 million other-than-temporary impairment on a portion of the mortgage backed portfolio that we decided to sell for asset / liability management purposes. We believe that these losses would have been considered temporary absent the decision to sell, and following the guidance found in FASB Staff Position FSP FAS 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, recorded the other-than-temporary impairment because we no longer had the intent to hold the securities until the price recovered.
We analyzed NIM bonds for other-than-temporary impairment each quarter during 2007, resulting in $43.3 million of additional charges. At December 31, 2007, our carrying value of NIM bonds had declined to $7.8 million. Additional other-than-temporary impairments were recorded in 2008 related to the portfolio.
For the remaining asset-backed securities where the fair value of the security had declined below its reference amount, we evaluated these under FSP FAS 115-1 and 124-1 and, where the securities were in scope, under EITF 99-20. As of December 31, 2007, we believe the decline in fair value of these securities was the result of increased credit spreads and the extension of repayment term. Expected cash flows have not declined for our securities, primarily because our senior position in the securities has insulated our particular bonds from principal losses. At December 31, 2007, we concluded that the decline in fair value was temporary and not the result of principal deterioration.

Christian Windsor
August 12, 2008

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We believe that the foregoing response addresses your comments. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Donald R. Kimble
Donald R. Kimble
Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated

Copies to:	Thomas E. Hoaglin, Chairman, President & Chief Executive Officer, Huntington Bancshares Incorporated Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated